________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           GIANT CEMENT HOLDING, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                              CP ACQUISITION, INC.
                            CEMENTOS PORTLAND, S.A.
                                   (BIDDERS)

                            ------------------------

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   374450104
                         (CUSIP NUMBER OF COMMON STOCK)

                            ------------------------

                           MANUEL DE MELGAR Y OLIVER
                          DIRECTOR GENERAL CORPORATIVO
                            CEMENTOS PORTLAND, S.A.
                                JOSE ABASCAL, 59
                              28003 MADRID, SPAIN
                               011-34-91-396-0100
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                   COPIES TO:

           ANDREW C. CULBERT, ESQ.                         ELLEN J. ODONER, ESQ.
        MASTERMAN, CULBERT & TULLY LLP                   WEIL, GOTSHAL & MANGES LLP
               ONE LEWIS WHARF                                767 FIFTH AVENUE
         BOSTON, MASSACHUSETTS 02110                      NEW YORK, NEW YORK 10153

                            ------------------------

                           CALCULATION OF FILING FEE

================================================================================
     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
          $294,238,422                                      $58,848
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 9,491,562 shares of common stock, $0.01 par value (the 'SHARES'), of Giant Cement Holding, Inc., at a price per Share of $31.00 in cash. Such aggregate number of Shares represents all the Shares outstanding on a fully-diluted basis as of November 2, 1999. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None                   Filing Party: N/A
Form or Registration No.: N/A                  Date Filed: N/A

________________________________________________________________________________

_____________________

 CUSIP NO. 374450104
_____________________

___________________________________________________________________________________________

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              CP Acquisition, Inc.
___________________________________________________________________________________________

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)
                                                                                    (a) [x]
                                                                                    (b) [ ]
___________________________________________________________________________________________

     3      SEC USE ONLY
___________________________________________________________________________________________

     4      SOURCES OF FUNDS (See Instructions)
              AF
___________________________________________________________________________________________

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        [ ]
            ITEMS 2(E) OR 2(F)
              N/A
___________________________________________________________________________________________

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
___________________________________________________________________________________________

     7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              None
___________________________________________________________________________________________

     8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES          [ ]
            (See Instructions)
              N/A
___________________________________________________________________________________________

     9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
              N/A
___________________________________________________________________________________________

    10      TYPE OF REPORTING PERSON (See Instructions)
              CO
___________________________________________________________________________________________


_____________________

 CUSIP NO. 374450104
_____________________

___________________________________________________________________________________________

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Cementos Portland, S.A.
___________________________________________________________________________________________

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)
                                                                                    (a) [x]
                                                                                    (b) [ ]
___________________________________________________________________________________________

     3      SEC USE ONLY
___________________________________________________________________________________________

     4      SOURCES OF FUNDS (See Instructions)
              BK, WC
___________________________________________________________________________________________

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        [ ]
            ITEMS 2(E) OR 2(F)
              N/A
___________________________________________________________________________________________

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Kingdom of Spain
___________________________________________________________________________________________

     7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              None
___________________________________________________________________________________________

     8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES          [ ]
            (See Instructions)
              N/A
___________________________________________________________________________________________

     9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
              N/A
___________________________________________________________________________________________

    10      TYPE OF REPORTING PERSON (See Instructions)
              CO
___________________________________________________________________________________________


                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 ('THIS STATEMENT') is filed by CP Acquisition, Inc., a Delaware corporation (the 'PURCHASER') and Cementos Portland, S.A., a public company (sociedad anonima) organized under the laws of the Kingdom of Spain (the 'PARENT'), relating to the offer by Purchaser to purchase all shares of common stock, $0.01 par value (the 'SHARES'), of Giant Cement Holding, Inc., a Delaware corporation (the 'COMPANY'), at $31.00 per Share, net to the Seller in cash, on the terms and subject to the conditions contained in the Offer to Purchase, dated November 10, 1999 (the 'OFFER TO PURCHASE'), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the 'OFFER').

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Giant Cement Holding, Inc., a Delaware corporation. The address of the Company's principal executive offices is 320-D Midland Parkway, Summerville, SC 29485.

     (b) The information set forth on the cover page and under 'Introduction' in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under 'Introduction', in Section 9 and in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, none of Purchaser, Parent, any person directly or indirectly controlling Parent and described in Section 9 of the Offer to Purchase, nor, to Purchaser's and Parent's knowledge, any of the persons listed in Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) None.

     (b) The information set forth in the 'Introduction' and in Sections 9, 10 and 11 of the Offer to Purchase, is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth under 'Introduction' and in Section 12 of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

     (a)-(e) The information set forth in the 'Introduction' and in Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth in the 'Introduction' and in Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the 'Introduction' and in Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in Sections 11, 12 and 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

     (b)-(d) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     (a)(1) Offer to Purchase, dated November 10, 1999.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement, dated November 10, 1999.

     (a)(8) Text of Press Release, dated November 4, 1999.

     (b)(1) Commitment Letter, dated November 8, 1999, from Banco Santander Central Hispano.

     (b)(2) Commitment Letter, dated November 8, 1999, from The Chase Manhattan Bank.

     (b)(3) Commitment Letter, dated November 8, 1999, from Banco Bilbao
Vizcaya.

     (c)(1) Agreement and Plan of Merger, dated as of November 4, 1999, among Parent, Purchaser and the Company.

     (c)(2) Confidentiality Agreement, executed as of September 21, 1999, between the Company and Parent.

     (d) None.

     (e) Not applicable.

     (f) None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 1999

                                         CP ACQUISITION, INC.

                                         By: /s/ MANUEL DE MELGAR Y OLIVER
                                            .................................
                                            NAME: MANUEL DE MELGAR Y OLIVER
                                            TITLE:  VICE PRESIDENT



                                          CEMENTOS PORTLAND, S.A.

                                          By: /s/ MANUEL DE MELGAR Y OLIVER
                                             ...................................
                                            NAME: MANUEL DE MELGAR Y OLIVER
                                            TITLE:  DIRECTOR GENERAL CORPORATIVO
                                            (MANAGING DIRECTOR)

                                 EXHIBIT INDEX

EXHIBIT                                                                PAGE NO.
-------                                                                --------
(a)(1)   Offer to Purchase, dated November 10, 1999..................
(a)(2)   Letter of Transmittal.......................................
(a)(3)   Notice of Guaranteed Delivery...............................
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees..............................
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.................
(a)(6)   Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.............................
(a)(7)   Form of Summary Advertisement dated November 10, 1999.......
(a)(8)   Text of Press Release, dated November 4, 1999...............
(b)(1)   Commitment Letter, dated November 8, 1999, from Banco
           Santander Central Hispano.................................
(b)(2)   Commitment Letter, dated November 8, 1999, from The Chase
           Manhattan Bank............................................
(b)(3)   Commitment Letter, dated November 8, 1999, from Banco Bilbao
           Vizcaya...................................................
(c)(1)   Agreement and Plan of Merger, dated as of November 4, 1999, among Parent, Purchaser and the Company...................
(c)(2)   Confidentiality Agreement, executed as of September 21,
           1999, between the Company and Parent......................